Mail Processing Section
MAR - 4 2008
Washington, DC

[redacted]

08025749

DSTATES
..CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GOVDESK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 WEST TORRANCE BLVD., SUITE 3
(No. and Street)

REDONDO BEACH (City) CALIFORNIA (State) 90277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

CONTENTS

OATH OR AFFIRMATION

I, ROBERT REVELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVDESK LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________________ ______________________________
Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of LA

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2008, by
Date Month Year

(1) Robert Reveley,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

SANDRA FERRER
Commission # 1784561
Notary Public - California
Los Angeles County
MyComm. Expires Dec 11, 2011

Place Notary Seal Above

Signature Sandra Ferrer
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members
Govdesk LLC
Redondo Beach, California

We have audited the statement of financial condition of Govdesk LLC as of December 31, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Govdesk LLC, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 11, 2008

GOVDESK LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 119,111
Due from clearing broker	46,706
Advances to members	325,873
Advances to affiliates	41,692
Other current assets	48,404
Investment in limited partnership fund	35,859
Furniture and equipment, net of accumulated depreciation of $ 32,930	883
	$ 618,528

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 41,339
Due to affiliate	38,080
Commissions payable	18,843
State taxes payable	6,000
Total liabilities	104,262
Members' equity	514,266
	$ 618,528

See notes to financial statements.

GOVDESK LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

REVENUES	
Commissions income	$ 1,718,837
Other income	35,000
Gain on investment in limited partnership fund	4,045
Interest	2,232
	1,760,114
EXPENSES	
Compensation	468,187
Commissions	794,264
Research fees	48,000
Professional fees	82,229
Clearing costs	34,681
Regulatory fees	8,911
Depreciation	5,180
Other operating expenses	450,629
	1,892,081
LOSS BEFORE INCOME TAXES	131,967
INCOME TAXES	6,800
NET LOSS	$ 138,767

See notes to financial statements.

GOVDESK LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2007

Balance, December 31, 2006	$ 628,033
Capital contribution	25,000
Net loss	(138,767)
Balance, December 31, 2007	$ 514,266

See notes to financial statements.

GOVDESK LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (138,767)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,180
Gain on investment in limited partnership fund	(4,045)
Change in assets and liabilities:	
(Increase) decrease in:	
Due from clearing broker	55,940
Advances to members	(36,994)
Advances to affiliates	(35,892)
Other current assets	(17,538)
(Decrease) increase in:	
Accounts payable	(21,581)
Due to affiliate	38,080
Commissions payable	(7,215)
Customer deposit	(149,980)
Net adjustments	(174,045)
Net cash used by operating activities	(312,812)
CASH FLOWS FROM INVESTING ACTIVITIES	
Distribution from investment in limited partnership fund	150,000
Net cash provided from investing activities	150,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contribution	25,000
Net borrowings from line of credit	25,000
Principal payments on line of credit	(25,000)
Net cash provided from financing activities	25,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(137,812)
CASH AND CASH EQUIVALENTS, December 31, 2006	256,923
CASH AND CASH EQUIVALENTS, December 31, 2007	$ 119,111

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 6,800
	Interest	$ 0

See notes to financial statements.

GOVDESK LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2007

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Govdesk LLC (the Company) was formed as a Limited Liability Company in California in January, 1998, with a termination date of September 30, 2047. Under this form of organization, the members are not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in August, 1998, and is a member of the National Association of Securities Dealers. The Company engages in the brokerage of securities.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Equipment purchases greater than $ 500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Revenue Recognition

Commissions are related to securities transactions and are recorded on a trade date basis.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Investment in Limited Partnership Fund

The Company's investment in limited partnership fund is carried at its prorata share of the fund's net assets.

NOTE A – Summary of Significant Accounting Policies (Continued)

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE B – Concentrations of Credit Risk

The Company's receivables are from Tradition Asiel Securities, Inc. (Tradition), a broker –dealer and affiliate of the Company as described in Note C.

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company's uninsured cash balances totaled $72,965.

NOTE C – Related Parties

Research Fees

The Company is affiliated with Seagate Research LLC (Seagate Research) and Seagate Global Advisors LLC. The members of the Company are also members of Seagate Research LLC and Seagate Global Advisors LLC. Seagate Research charges the Company fees for research services provided to the Company. For 2007, Seagate Research charged research fees of $48,000, which is included in research fees in the statement of operations.

Investment in Limited Partnership

The Company owns a limited partnership interest in Seamax Partners Fund, L.P. (the Fund). The general partner and investment advisor of Seamax Partners Fund, L. P. is Seagate Global Advisors, LLC, another affiliate of the Company. The Fund invests in and trades financial instruments. The general partner and each limited partner share in the profits and losses in proportion to the Fund interest owned by each partner. No limited partner will become liable for obligations of the Fund in excess of its capital contributions and profits, if any, net of distributions. The Company's net investment in the Fund of $35,859 is carried at its prorata share of the Fund's net assets as indicated in its December 31, 2007 financial statements. During 2007, the Company received a distribution of $150,000 from the fund. For the year ended December 31, 2007, $4,045 is included as investment gain in the Company's statement of operations.

NOTE C – Related Parties (Continued)

Advances to Members

Through the year ended December 31, 2007, the Company had advanced a cumulative total of $325,873 to certain of its members which are included in the statement of financial condition.

Advances to Affiliates

During 2007, $41,692 was advanced to Seagate International Group, an affiliate of the Company, and is included in advances to affiliates in the statement of financial condition at December 31, 2007.

Due to Affiliate

During 2007, $38,080 was advanced to the Company from Seagate Global Advisors and is included in advance from affiliate in the statement of financial condition at December 31, 2007.

Payroll Reimbursement

During 2007, certain employees of the Company performed services on behalf of Seagate Global Advisors. For the year ended December 31, 2007, $20,000 was received from Seagate Global Advisors as reimbursement for such services and is netted in compensation in the statement of operations.

Clearing Broker Transactions

Tradition Asiel Securities, Inc., a broker-dealer and affiliate of the Company, serves as the Company's clearing broker, where all customer transactions are cleared on a fully disclosed basis. During 2007, clearing fees totaling $34,681 were paid to Tradition.

NOTE D – Employee Benefit Plan

The Company maintains a qualified 401(k) employee savings and profit sharing plan for the benefit of substantially all employees. Under the plan, employees can contribute and defer taxes on compensation contributed. The Company has the option to make additional profit sharing contributions to the plan. No employer contributions to the plan were made in 2007.

NOTE E – Lease Commitments

The Company subleases office space from its affiliate, Seagate Global Advisors, on a month-to-month basis. Rent expense for the year ended December 31, 2007 of $32,263, is included in other operating expenses in the statement of operations.

NOTE G – Line of Credit

The Company has a revolving line of credit agreement with its bank with a limit of $75,000, interest at 14.24% at December 31, 2007. There was no outstanding balance at December 31, 2007.

NOTE H – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company's net capital is $61,525, which is $54,574, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2007 was 1.69 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

GOVDESK LLC

COMPUTATION OF NET CAPITAL

December 31, 2007

NET CAPITAL	
Members' equity	$ 514,266
Less nonallowable assets:	
Petty cash	(30)
Advances to members	(325,873)
Advances to affiliates	(41,692)
Other current assets	(48,404)
Investment in limited partnership	(35,859)
Furniture and equipment, net	(883)
Total adjustments	(452,741)
NET CAPITAL	$ 61,525
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 41,339
Advance from affiliate	38,080
Commissions payable	18,843
State taxes payable	6,000
	$ 104,262
COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 6,951
Net capital in excess of minimum requirement	$ 54,574
Ratio of aggregate indebtedness to net capital	1.69 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 90,449
Audit adjustments: Nonallowable assets	(35,480)
Decrease in expenses	6,556
Net capital as reported herein	$ 61,525
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 75,338
Audit adjustments: Advances from affiliate	28,924
Aggregate indebtedness, as reported herein	$ 104,262

These differences result in a ratio of aggregate indebtedness to net capital of 1.69 to 1.0 rather than .83 to 1.0 as previously reported.

GOVDESK LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2007

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2007

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 11, 2008

To the Members
Govdesk LLC
Redondo Beach, California

In planning and performing our audit of the financial statements and supplemental schedules of Govdesk LLC (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Govdesk LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customer accounts or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following (1) making the quarterly securities examinations, counts verifications and comparisons, (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk

that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Clardy & Gross

CERTIFIED PUBLIC ACCOUNTANTS

END